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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-3

                             TRANSACTION STATEMENT
                                     UNDER
                                SECTION 13(E) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 13E-3 THEREUNDER
                            ------------------------

                              IN HOME HEALTH, INC.

                                (NAME OF ISSUER)

                         MANORCARE HEALTH SYSTEMS, INC.

                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.03 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                     453222

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               R. JEFFREY BIXLER

                 Vice President, General Counsel and Secretary

                                MANOR CARE, INC.
                            333 NORTH SUMMIT STREET
                                 P.O. BOX 10086
                            TOLEDO, OHIO 43699-0086
                                 (419) 252-5500

  (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES

          AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)
                         ------------------------------

                                WITH COPIES TO:

                                MICHAEL D. LEVIN
                                LATHAM & WATKINS
                            SEARS TOWER, SUITE 5800
                            CHICAGO, ILLINOIS 60606
                                 (312) 876-7000
                            ------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

    a. / / The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
    b. / / The filing of a registration statement under the Securities Act of 1933.
    c. / / A tender offer.
    d. /X/ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. / /

Check the following box if this is a final amendment reporting the results of the transaction. / /
                           --------------------------

                           CALCULATION OF FILING FEE

              TRANSACTION VALUATION*                               AMOUNT OF FILING FEE
$0*                                                 $0*

* Calculated, for the purposes of determining the filing fee only, in accordance with Rule 0-11(b)under the Securities Exchange Act of 1934, as amended.

/ /  Check box if any part of the fee is offset as provided by Exchange Act
    Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: N/A                         Filing party: N/A
Form or registration no.: N/A                       Date filed: N/A

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this
"Schedule 13E-3")is being filed by ManorCare Health Services, Inc., a Delaware corporation ("MCHS"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder, in connection with the proposed appointment of two MCHS nominees, Rodney A. Hildebrant and Steven M. Cavanaugh (the "Manor Care Nominees"), to the Board of Directors of In Home Health, Inc., a Minnesota corporation (the "Company" or "IHHI"). MCHS is filing this Schedule 13E-3 because the appointment of the Manor Care Nominees to the Board of Directors of the Company will result in MCHS having appointed a majority of directors of the Company and may be viewed as having either the reasonable likelihood or the purpose of producing, either directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under Exchange Act. In particular, MCHS believes that having a majority of the directors of the Company may lead to or facilitate a transaction that would cause the common stock, par value $.03 per share (the "Common Stock"), of the Company to be held of record by fewer than 300 persons or to be delisted from the Nasdaq National Market.

    MCHS presently has two nominees on the Board of Directors of the Company, M. Keith Weikel and Geoffrey G. Meyers. Each of Messrs. Weikel and Meyers was appointed as a director of the Company on July 7, 2000, following the resignation of all directors of the Company other than Clyde Michael Ford and Eugene Terry.

    On July 10, 2000, MCHS sent a letter (the "Proposal Letter") to the Chairman of the Board of Directors of IHHI proposing a business combination between MCHS and IHHI in which IHHI shareholders would receive $3.375 in cash for each share of Common Stock. In the Proposal Letter, MCHS indicated that it is prepared to enter into immediate negotiations with the IHHI Board of Directors, management, and legal and financial advisors regarding the terms of a definitive agreement with respect to such business combination. In addition, MCHS indicated that its proposal was not contingent upon financing, but was subject to the negotiation of a definitive merger agreement on customary terms and conditions, including all required regulatory and board approvals. Although MCHS and IHHI have not agreed to the terms or conditions of any specific transaction, as stated in the Proposal Letter, MCHS intends to seek a business combination with IHHI that may result in a change to the present Board of Directors or management of IHHI, and/or may cause IHHI's Common Stock to cease to be listed on the Nasdaq National Market.

    At this time, there is no definitive agreement or understanding with respect to any business combination between the Company and MCHS that constitutes a Rule 13e-3 transaction. If and when such a transaction is agreed to between MCHS and the Company, MCHS intends to amend this Schedule 13E-3.

ITEM 1. SUMMARY TERM SHEET.

    This Schedule 13E-3 is being filed in connection with the proposed appointment of the Manor Care Nominees to the Board of Directors of the Company.

ITEM 2. SUBJECT COMPANY INFORMATION.

    MCHS is filing this Schedule 13E-3 with respect to its investment in the Common Stock of the subject company, In Home Health, Inc. The principal offices of the Company are located at 601 Carlson Parkway, Suite 500, Minnetonka, Minnesota. The Company's telephone number is (952) 449-7500.

    Based on information provided to MCHS by the Company, as of the close of business on June 26, 2000, the Company had 5,534,224 shares of Common Stock issued and outstanding. In addition, as of such date, the Company had 200,000 shares of Series A Convertible Preferred Stock, par value $1.00 per share (the "Preferred Stock"), issued and outstanding. All issued and outstanding shares of Preferred Stock are owned by MCHS and are currently convertible into 3,333,334 shares of Common Stock at a conversion price of $6.00 per share.

    The Common Stock is traded on the Nasdaq National Market under the symbol "IHHI". The high and low sales prices of the Common Stock during each quarter during the last two years are as follows:

                       QUARTER-END        HIGH SALES         LOW SALES
                       DATE               PRICE*             PRICE*
                       -----------------  -----------------  -----------------
                       06/30/2000         3 31/32            1 11/16
                       03/31/2000         3 3/8              2

                       12/31/1999         4 1/4              1 13/16
                       09/30/1999         2 7/16             1 1/2
                       06/30/1999         2 13/16            1 1/8
                       03/31/1999         3                  1 1/16

                       12/31/1998         2 1/4              1 1/32
                       09/30/1998         3 3/8              1 1/8
                       06/30/1998         4 1/8              2 13/16

    * As adjusted for the one-for-three reverse stock split of the Common Stock on December 1, 1998. Other than this stock split, the Company has not paid any dividends in respect of its Common Stock during the last two years.

    During the last two years, MCHS has made the following purchases of shares of the Company's Common Stock (see Item 5 below for more information regarding these purchases):

                       PURCHASE           SHARES             PURCHASE
                       DATE               PURCHASED          PRICE
                       -----------------  -----------------  -----------------
                       06/29/2000         461,734            3 3/8
                       06/29/2000         230,600            3 3/8
                       06/28/2000         454,401            3 3/8

    As of the date hereof, MCHS beneficially owns an aggregate of 6,730,069 shares of the Common Stock (including 3,333,334 shares of Common Stock currently issuable upon conversion of the Preferred Stock).

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.

    This Schedule 13E-3 is being filed by MCHS, which is a wholly-owned subsidiary of Manor Care of America, Inc., a Delaware corporation formerly known as Manor Care, Inc. ("Manor Care America"), which is a wholly-owned subsidiary of Manor Care, Inc., a Delaware corporation formerly known as HCR Manor
Care, Inc. ("Manor Care, Inc." and, together with MCHS and Manor Care America, collectively, the "Manor Care Entities"). The business address of each of the Manor Care Entities is 333 North Summit Street, P.O. Box 10086, Toledo, Ohio 43699-0086, and their business telephone number is (419) 252-5500.

    The Manor Care Entities, together with their subsidiaries and affiliates (collectively, "Manor Care"), are providers of a range of health care services, including skilled nursing care, assisted living, subacute medical care, rehabilitation therapy, home health care, and management services for subacute care, rehabilitation therapy, vision care, and eye surgery. The most significant portion of Manor Care's business relates to long-term care, including skilled nursing care and assisted living. At March 31, 2000, Manor Care operated 301 skilled nursing and 45 assisted living facilities, 82 outpatient therapy clinics, one acute care hospital, and 33 home health offices in 32 states. More than 60% of Manor Care's operations are located in Ohio, Michigan, Illinois, Pennsylvania, and Florida. Manor Care has one reportable operating segment, long-term care, which includes the operation of skilled nursing and assisted living facilities.

    In light of MCHS's current ownership of a majority of the Common Stock and all of the Preferred Stock of the Company, MCHS believes that each of the Manor Care Entities qualifies as an "affiliate" of the Company, as such term is defined in Rule 13e-3(a)(1) under the Exchange Act.

    In accordance with Instruction C of Schedule 13E-3, MCHS is required to provide certain information with respect to each executive officer and director of MCHS and its controlling corporations, Manor Care America and Manor
Care, Inc. This information is set forth on ANNEX A attached hereto and is incorporated herein by reference.

    During the last five years, none of the Manor Care Entities, nor, to the knowledge of the Manor Care Entities, any person named on ANNEX A, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding or any violation of federal or state securities laws.

ITEM 4. TERMS OF THE TRANSACTION.

    This Schedule 13E-3 is being filed in connection with the proposed appointment of the Manor Care Nominees to the Board of Directors of the Company. MCHS has delivered the Proposal Letter to the Board of Directors of IHHI; however, at this time, there is no definitive agreement or understanding with respect to any business combination between the Company and MCHS that constitutes a Rule 13e-3 transaction.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    On May 2, 1995 Manor Healthcare Corp., a Delaware corporation and the predecessor to MCHS ("MHC"), entered into a purchase agreement (the "Purchase Agreement") with the Company pursuant to which MHC acquired 6,440,000 shares of Common Stock, 200,000 shares of Preferred Stock and a warrant exercisable for three years to purchase up to 6,000,000 shares of Common Stock (the "Warrant"). On October 23, 1995, the Company agreed to sell to MHC an additional 310,000 shares of Common Stock. On October 24, 1998, MCHS's right, as successor to MHC, to purchase Common Stock under the Warrant expired unexercised. On December 1, 1998, the Common Stock underwent a one-for-three reverse stock split. As a result of the foregoing, MCHS now holds 2,250,000 shares of Common Stock and 200,000 shares of Preferred Stock, which is convertible into 3,333,334 shares of Common Stock.

    Pursuant to its certificate of designation, each share of Preferred Stock had the voting rights of the underlying Common Stock on an as-converted basis. On December 22, 1998, MCHS and the Company entered into the Second Preferred Stock Modification Agreement pursuant to which MCHS irrevocably waived all of the Preferred Stock's voting rights of the underlying common stock granted under
Section 6.01(i) of the Certificate of Designation except with respect to proposals presented to the holders of the Company's Common Stock to:
(i) wind-up, dissolve or liquidate the Company or revoke or forfeit its charter;
(ii) amend its articles of incorporation; (iii) merge or consolidate or enter into an exchange agreement with another corporation; or (iv) sell, lease, transfer, or otherwise dispose of all or substantially all of the Company's assets not in the usual and regular course of business. In exchange, the Company irrevocably waived its right to pay dividends on the Preferred Stock in the form of shares of Common Stock.

    On May 31, 2000, MCHS sent a letter to the President of the Company demanding a special meeting of the shareholders of the Company for the purpose of: (i) removing all directors of the Company other than Clyde Michael Ford and Eugene Terry, including, without limitation, removing Wolfgang von Maack, Steven
M. Jessup, James J. Lynn, and Judith Irene Storfjell (or any of their successors), and any other directors now or hereafter appointed prior to such special meeting; (ii) fixing the number of directors which shall constitute the whole Board of Directors of the Company at six; and (iii) electing four new directors to fill the vacancies created by such removal.

    On June 14, 2000, Paul A. Ormond, President and Chief Executive Officer of the Manor Care Entities, addressed the Company's Board of Directors on Manor Care's behalf via a telephone conference call. Mr. Ormond requested that the remaining directors other than Messrs. Terry and Ford resign and that the Company fill these vacancies with Manor Care nominees. He also requested that the Company provide financial and other information to Manor Care, and that the Company should consult with Manor Care regarding the hiring of a new Chief Executive Officer. During this call, Mr. Ormond also expressed Manor Care's interest in entering into a management services agreement with the Company.

    On June 15, 2000, Mr. Terry had a telephone conversation with Mr. Ormond. Mr. Ormond reiterated the Manor Care requests that he had communicated to the entire Board on June 14, 2000. Also on June 15, 2000, the entire Board of Directors of the Company telephoned Mr. Ormond to discuss the Manor Care proposals.

    On June 16, 2000, the Company sent Manor Care a letter requesting that Manor Care agree to postpone its demand for the Special Meeting. Manor Care rejected the Company's offer and, later that day, the Company filed its preliminary proxy materials for the special meeting. In the proxy materials, the Board of Directors recommended that the shareholders vote against the Manor Care proposals.

    On June 28, 2000, MCHS acquired 454,401 shares of Common Stock pursuant to a Stock Purchase Agreement, dated June 28, 2000 (the "Heartland Purchase Agreement"), between MCHS and Heartland Advisors, Inc., in its capacity as investment advisor for and on behalf of the Heartland Value Fund, a duly designated mutual fund series of Heartland Group, Inc. (collectively, "Heartland"), for a price per share of $3.375 in cash, representing an aggregate purchase price of $1,533,603.38. In connection with this transaction, Heartland delivered an Irrevocable Proxy, dated June 28, 2000, appointing Paul A. Ormond,
M. Keith Weikel, Geoffrey G. Meyers and R. Jeffrey Bixler as proxies and attorneys-in-fact to vote the shares of Common Stock acquired by MCHS pursuant to the Heartland Purchase Agreement.

    On June 29, 2000, MCHS acquired 692,334 shares of Common Stock as follows:
(i) 461,734 shares of Common Stock pursuant to a Letter Agreement, dated
June 29, 2000 (the "RS Purchase Agreement"), between MCHS and RS Value Group, LLC, on behalf of RS Orphan Fund, L.P. and RS Orphan Offshore Fund, L.P. (collectively, "RS"), for a price per share of $3.375, representing an aggregate purchase price of $1,558,352.23, and (ii) 230,600 shares of Common Stock pursuant to a Letter Agreement, dated June 29, 2000 (the "Eastbourne Purchase Agreement"), between MCHS and Eastbourne Capital Management L.L.C., on behalf of Black Bear Fund I, L.P., Black Bear Fund II, L.L.C., Black Bear Offshore Fund, and Black Bear Pacific Master Fund (collectively, "Eastbourne"), for a price per share of $3.375, representing an aggregate purchase price of $778,275. In connection with each of these transactions, RS and Eastbourne each delivered an Irrevocable Proxy, dated June 29, 2000, appointing Paul A. Ormond, M. Keith Weikel, Geoffrey G. Meyers and R. Jeffrey Bixler as proxies and attorneys-in-fact to vote the shares of Common Stock acquired by MCHS pursuant to the RS Purchase Agreement and the Eastbourne Purchase Agreement, respectively.

    On July 7, 2000, the Company informed MCHS that all directors of the Company other than Messrs. Ford and Terry had resigned and that Messrs. Weikel and Meyers had been appointed to the Board of Directors of the Company.
Messrs. Weikel and Meyers participated in a telephonic meeting of the Board of Directors held on July 7, 2000, at which the foregoing resignations and appointments were confirmed. Following that meeting, Mr. Ormond made a presentation to the Board of Directors in which he reviewed the history of Manor Care's involvement with the Company and his views regarding the need for better financial administration of the Company. In the presentation, Mr. Ormond also indicated that MCHS intended to deliver a letter regarding a possible business combination with the Company in the near future.

    On July 10, 2000, MCHS delivered the Proposal Letter to the Company whereby it proposed a business combination with the Company in which the shareholders of the Company would receive $3.375 in cash for each share of Common Stock. Also on July 10, 2000, MCHS delivered a letter to the Company withdrawing its request for the special meeting.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    As discussed in Item 5 above, this Schedule 13E-3 is being filed in connection with the proposed appointment of the Manor Care Nominees to the Board of Directors of the Company. If consummated, the appointment of the Manor Care Nominees would result in a change to the present Board of Directors of the Company and, in particular, would result in an increase in the size of the Board of Directors to six. Following such appointment, MCHS nominees would constitute four of the six directors of the Company and MCHS would have effective control of the Board of Directors of the Company.

    In addition, as contemplated by the Proposal Letter, MCHS seeks to enter into a business combination with the Company. MCHS anticipates that this business combination would most likely be effected pursuant to a merger between the Company and MCHS or one of MCHS's subsidiaries or affiliates. MCHS also anticipates that such a business combination would result in, among other things, Manor Care owning all of the issued and outstanding capital stock of the Company, and the Common Stock of the Company ceasing to be listed for trading on the Nasdaq National Market or any other securities exchange or automated quotation system. Notwithstanding the foregoing, at this time, there is no definitive agreement or understanding with respect to any business combination between the Company and MCHS. The terms and conditions of such a definitive agreement or understanding, if any, will ultimately determine the effects such business combination would have with respect to the Company, the Common Stock and the shareholders of the Company.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

    At this time, there is no definitive agreement or understanding with respect to any business combination between the Company and Manor Care that constitutes a Rule 13e-3 transaction. Accordingly, this item is not applicable.

ITEM 8. FAIRNESS OF THE TRANSACTION.

    At this time, there is no definitive agreement or understanding with respect to any business combination between the Company and Manor Care that constitutes a Rule 13e-3 transaction. Accordingly, this item is not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

    At this time, there is no definitive agreement or understanding with respect to any business combination between the Company and Manor Care that constitutes a Rule 13e-3 transaction. Accordingly, this item is not applicable.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    At this time, there is no definitive agreement or understanding with respect to any business combination between the Company and Manor Care that constitutes a Rule 13e-3 transaction. Accordingly, this item is not applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    See Items 2 and 5 above regarding MCHS's and Manor Care's ownership of and transactions involving the Company's Common Stock.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

    At this time, there is no definitive agreement or understanding with respect to any business combination between the Company and Manor Care that constitutes a Rule 13e-3 transaction. Accordingly, this item is not applicable.

ITEM 13. FINANCIAL STATEMENTS.

(a) Financial Information

    (1) The Company's audited financial statements for 1999 and 1998 are incorporated by reference from Item 8 of the Company's Annual Report on Form 10-K for the year ended September 30, 1999, which was filed with the Commission on December 10, 1999 (File No. 0-17490).

    (2) The Company's unaudited balance sheets, comparative year-to-date income statements and related earnings per share data, statements of cash flows, and comprehensive income are incorporated by reference from Item 1 of the Company's most recent quarterly report on Form 10-Q for the period ended March 31, 2000, which was filed with the Commission on April 24, 2000 (File. No. 0-17490).

    (3) Not applicable.

    (4) The book value per share of the Common Stock as of March 31, 2000 was $2.42.

(b) Pro Forma Information

    Not applicable.

    Information incorporated herein by reference have been filed by the Company with the Commission as stated above. You may read and copy these reports, statements or other information that the Company files at the Commission's public reference rooms which are located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W. Washington D.C. 20549, and at the SEC's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center 13th Floor, New York, New York 10048. Copies of such materials are also available from the Public Reference Section of the Commission at 450 Fifth Street N.W., Washington D.C. 20549 at prescribed rates. Copies of such materials may also be accessed through the Commission's Internet site at www.sec.gov.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

    At this time, there is no definitive agreement or understanding with respect to any business combination between the Company and Manor Care that constitutes a Rule 13e-3 transaction. Accordingly, this item is not applicable.

ITEM 15. ADDITIONAL INFORMATION.

    Not applicable.

ITEM 16. EXHIBITS.

1. Registration Rights Agreement, dated as of October 24, 1995, by and between In Home Health Inc. and Manor Healthcare Corp. (a)

2. Second Preferred Stock Modification Agreement, dated December 22, 1998, by and between In Home Health, Inc. and ManorCare Health Services, Inc. (b)

3. Joint Filing Agreement, dated March 26, 1999, by and among ManorCare Health Services, Inc., Manor Care, Inc. and HCR Manor Care, Inc. (b)

4. Letter, dated May 31, 2000, from ManorCare Health Services, Inc. to the President of In Home Health, Inc. (c)

5. Stock Purchase Agreement, dated June 28, 2000, between Heartland Advisors, Inc., on behalf of Heartland Value Fund, and ManorCare Health Services, Inc. (d)

6.  Irrevocable Proxy, dated June 28, 2000. (d)

7.  Letter Agreement, dated June 29, 2000, between ManorCare Health
    Services, Inc. and RS Value Group, LLC, on behalf of RS Orphan Fund, L.P. and RS Orphan Offshore Fund, L.P. (e)

8.  Irrevocable Proxy, dated June 29, 2000. (e)

9.  Letter Agreement, dated June 29, 2000, between ManorCare Health
    Services, Inc. and Eastbourne Capital Management LLC, on behalf of Black Bear Fund I, L.P., Black Bear Fund II, L.L.C., Black Bear Offshore Fund, and Black Bear Pacific Master Fund. (e)

10. Irrevocable Proxy, dated June 20, 2000. (e)

11. Letter, dated July 10, 2000, from ManorCare Health Services, Inc. to the Chairman of the Board of Directors of In Home Health, Inc. (f)

12. Letter, dated July 10, 2000, from ManorCare Health Services, Inc. to the Chairman of the Board of Directors of In Home Health, Inc. withdrawing request for special meeting. (f)

------------------------

    (a) Filed as an exhibit to Schedule 13D, filed with the Commission on October 27, 1995, by Manor Healthcare Corp.

    (b) Filed as an exhibit to Schedule 13D (Amendment No. 1), filed with the Commission on April 27, 1999, by MCHS.

    (c) Filed as an exhibit to Schedule 13D (Amendment No. 3), filed with the Commission on June 1, 2000, by MCHS.

    (d) Filed as an exhibit to Schedule 13D (Amendment No. 4), filed with the Commission on June 29, 2000, by MCHS.

    (e) Filed as an exhibit to Schedule 13D (Amendment No. 5), filed with the Commission on June 30, 2000, by MCHS.

    (f) Filed as an exhibit to Schedule 13D (Amendment No. 6), filed with the Commission on July 11, 2000, by MCHS.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     MANORCARE HEALTH SERVICES, INC.

                                                     By:  /s/ R. JEFFREY BIXLER
                                                          -------------------------------------------
                                                          Name: R. Jeffrey Bixler
                                                          Title: Vice President

                                                     Date: July 14, 2000

                                    ANNEX A

    The name, business address, and position with Manor Care, Inc., Manor Care of America, Inc., and ManorCare Health Services, Inc., respectively, and the present principal occupation or employment of each of the directors and executive officers of such corporations are set forth below. Except as otherwise indicated, each person listed below is a citizen of the United States and each person's business address is 333 North Summit Street, Toledo, Ohio 43604, telephone number (419) 252-5500.

1.  DIRECTORS AND EXECUTIVE OFFICERS OF MANOR CARE, INC.

DIRECTORS

NAME                                         PRESENT PRINCIPAL OCCUPATION
----                                         ----------------------------
John T. Schwieters           Mr. Schwieters has served as Vice Chairman of Perseus, LLC, a merchant banking firm, located at 16271 I Street,
                             Suite 610, Washington, D.C., 20006, telephone number
                             (202) 452-0101, since March, 2000. Prior March, 2000,
                             Mr. Schwieters was a partner at Arthur Andersen, an inter-
                             national public accounting firm.

Stewart Bainum, Jr.          Mr. Bainum has been a director and Chairman of the Board
                             since September 1998. From March 1987 to September 1998,
                             Mr. Bainum was Chairman of the Board and Chief Executive
                             Officer of Manor Care of America, Inc. and was President of
                             Manor Care of America, Inc. from June 1989 to September
                             1998.

Joseph H. Lemieux            Mr. Lemieux has served as Chairman and Chief Executive
                             Officer of Owens-Illinois, Inc., a manufacturer of glass
                             containers and plastics packaging, located at One SeaGate,
                             Toledo, Ohio 43666, telephone number (419) 247-5800, since
                             September 1990. Mr. Lemieux has been a member of the
                             Owens-Illinois Board of Directors since July 1984 and
                             Chairman of that Board since September 1991.

William H. Longfield         Mr. Longfield has served as Chairman and Chief Executive
                             Officer of C.R. Bard, Inc., a multinational developer,
                             manufacturer and marketer of health care products, located at 730 Central Avenue, Murray Hill, NJ, 07974, telephone
                             number (908) 277-8040, since September 1995 and was
                             President and Chief Executive Officer of C.R. Bard, Inc.
                             from June 1994 to September 1995.

Frederic V. Malek            Mr. Malek has served as Chairman of Thayer Capital Partners, a private equity investment firm, located at
                             1455 Pennsylvania Avenue, N.W., Washington, D.C. 20004,
                             telephone number (202) 371-0150, since January 1993.

Paul A. Ormond               Mr. Ormond has been President and Chief Executive Officer of
                             Manor Care, Inc. since August 1991. Mr. Ormond was Chairman of the Board from August 1991 until September 1998.

Robert G. Siefers            Mr. Siefers has been Vice Chairman and Chief Financial
                             Officer of National City Corporation, a diversified
                             financial services company, located at 1900 East Ninth
                             Street, Cleveland, Ohio 44114, telephone number
                             (216) 575-2861, since October 1997. Mr. Siefers served as
                             Vice President and Chief Financial Officer of National City
                             Corporation from February 1991 until October 1997.

NAME                                         PRESENT PRINCIPAL OCCUPATION
----                                         ----------------------------
M. Keith Weikel              Mr. Weikel has served as Senior Executive Vice President and
                             Chief Operating Officer of Manor Care, Inc. since August
                             1991.

Gail R. Wilensky             Ms. Wilensky has been a Senior Fellow at Project HOPE, a
                             not-for-profit international health education foundation,
                             located at 7500 Old Georgetown Road, Bethesda, MD 20814,
                             telephone (301) 656-7401, since January 1993.

Thomas L. Young              Mr. Young has served as Executive Vice
                             President-Administration and General Counsel of
                             Owens-Illinois, Inc. manufacturer of glass containers and
                             plastics packaging, located at One SeaGate, Toledo,
                             OH 43604, telephone number (419) 247-1114, since
                             April 1992. Mr. Young is also a director of
                             Owens-Illinois, Inc.

OFFICERS

NAME                                                    TITLE
----                                                    -----
Paul A. Ormond               President and Chief Executive Officer

M. Keith Weikel              Senior Executive Vice President and Chief Operating Officer

Geoffrey G. Meyers           Executive Vice President and Chief Financial Officer

R. Jeffrey Bixler            Vice President and General Counsel

Steven M. Cavanaugh          Vice President

William J. Chenevert         Vice President

Nancy A. Edwards             Vice President

R. Michael Ferguson          Vice President

Larry R. Godla               Vice President

John K. Graham               Vice President

Jeffrey A. Grillo            Vice President

Douglas G. Haag              Vice President and Treasurer

David C. Heberling           Vice President

J. Susan Hines               Vice President

William H. Kinschner         Vice President

David B. Lanning             Vice President

Barry A. Lazarus             Vice President

Larry C. Lester              Vice President

Ann M. McDermott             Vice President

Spencer C. Moler             Vice President and Controller

O. William Morrison          Vice President

Wade B. O'Brian              Vice President

James P. Pagoaga             Vice President

NAME                                                    TITLE
----                                                    -----
Richard W. Parades           Vice President

John I. Remenar              Vice President

F. Joseph Schmitt            Vice President

Joyce C. Smith               Vice President

Ronald P. Traupane           Vice President

Deborah J. Workman           Vice President

Jo Ann Young                 Vice President

2.  DIRECTORS AND EXECUTIVE OFFICERS OF MANOR CARE OF AMERICA, INC.

DIRECTORS

NAME                                         PRESENT PRINCIPAL OCCUPATION
----                                         ----------------------------
Paul A. Ormond               Mr. Ormond has been President and Chief Executive Officer of
                             Manor Care, Inc. since August 1991. Mr. Ormond was Chairman of the Board from August 1991 until September 1998.

M. Keith Weikel              Mr. Weikel has served as Senior Executive Vice President and
                             Chief Operating Officer of Manor Care, Inc. since August
                             1991.

Geoffrey G. Meyers           Executive Vice President and Chief Financial Officer of
                             Manor Care, Inc. since August 1991 and Treasurer of Manor
                             Care, Inc. from August 1991 to August 1998.

OFFICERS

NAME                                                    TITLE
----                                                    -----
Paul A. Ormond               Chairman, President and Chief Executive Officer

M. Keith Weikel              Senior Executive Vice President and Chief Operating Officer

Geoffrey G. Meyers           Executive Vice President and Chief Financial Officer

R. Jeffrey Bixler            Vice President, General Counsel and Secretary

Steven M. Cavanaugh          Vice President

Nancy A. Edwards             Vice President

Larry R. Godla               Vice President

John K. Graham               Vice President

Jeffrey A. Grillo            Vice President

Douglas G. Haag              Vice President and Treasurer

David C. Heberling           Vice President

William H. Kinschner         Vice President

David B. Lanning             Vice President

Barry A. Lazarus             Vice President

NAME                                                    TITLE
----                                                    -----
Spencer C. Moler             Vice President and Controller

O. William Morrison          Vice President

Wade B. O'Brian              Vice President

Richard W. Parades           Vice President

John I. Remenar              Vice President

F. Joseph Schmitt            Vice President

3.  DIRECTORS AND EXECUTIVE OFFICERS OF MANORCARE HEALTH SERVICES, INC.

DIRECTORS

NAME                                         PRESENT PRINCIPAL OCCUPATION
----                                         ----------------------------
Paul A. Ormond               Mr. Ormond has been President and Chief Executive Officer of
                             Manor Care, Inc. since August 1991. Mr. Ormond was Chairman of the Board from August 1991 until September 1998.

M. Keith Weikel              Mr. Weikel has served as Senior Executive Vice President and
                             Chief Operating Officer of Manor Care, Inc. since August
                             1991.

Geoffrey G. Meyers           Executive Vice President and Chief Financial Officer of
                             Manor Care, Inc. since August 1991 and Treasurer of Manor
                             Care, Inc. from August 1991 to August 1998.

OFFICERS

NAME                                                    TITLE
----                                                    -----
Paul A. Ormond               Chairman, President and Chief Executive Officer

M. Keith Weikel              Senior Executive Vice President and Chief Operating Officer

Geoffrey G. Meyers           Executive Vice President and Chief Financial Officer

R. Jeffrey Bixler            Vice President, General Counsel and Secretary

Steven M. Cavanaugh          Vice President

Nancy A. Edwards             Vice President

Larry R. Godla               Vice President

John K. Graham               Vice President

Jeffrey A. Grillo            Vice President

Douglas G. Haag              Vice President and Treasurer

David C. Heberling           Vice President

William H. Kinschner         Vice President

David B. Lanning             Vice President

Barry A. Lazarus             Vice President

Spencer C. Moler             Vice President and Controller

NAME                                                    TITLE
----                                                    -----
O. William Morrison          Vice President

Wade B. O'Brian              Vice President

Richard W. Parades           Vice President

John I. Remenar              Vice President

F. Joseph Schmitt            Vice President

Ronald P. Traupane           Vice President